UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)

File No. 000-26947 - CF#24466

BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to an amended Form 8-K filed on August 15, 2008.

Based on representations by BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.) that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10   through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Peggy Fisher
Assistant Director